Exhibit 99.1

Nebius reports third quarter financial results

Amsterdam, November 11, 2025 – Nebius Group N.V. (NASDAQ: NBIS), a leading AI infrastructure company, today announced its unaudited financial results for the third quarter ended September 30, 2025.

The Company today also published founder and CEO Arkady Volozh’s quarterly letter to shareholders, available on its investor relations website at https://nebius.com/investor-hub.

Nebius today also announced a new agreement to deliver AI infrastructure to Meta valued at approximately $3 billion over 5 years.

The Company will be putting in place an at-the-market (ATM) equity program for up to 25 million Class A shares, and it plans to file a prospectus supplement for this program on November 12, 2025. Nebius will evaluate the program regularly based on its capital needs. The program enables the Company to access equity funding on an efficient ongoing basis; however, it will remain dilution-sensitive as the Company prepare to finance future growth opportunities.

Management will hold an earnings webcast today at 8:00 AM (EDT) / 5:00 AM (PDT) / 2:00 PM (CET). To register, or to listen to the live audio webcast, please visit https://nebius.com/investor-hub.

Q3 2025 Financial Highlights

Consolidated results (1), (2)

In USD $ millions	Three months ended September 30			Nine months ended September 30
	2024	2025	Change	2024	2025	Change
Revenues	32.1	146.1	355%	56.3	302.1	437%
Adjusted EBITDA / (loss)	(45.9)	(5.2)	-89%	(162.4)	(79.9)	-51%
Net income / (loss) from continuing operations	(43.6)	(119.6)	174%	(229.1)	278.6	-222%
Adjusted net loss	(39.7)	(100.4)	153%	(169.5)	(273.7)	61%

(1)	The following measures presented in this release are “non-GAAP financial measures”: Adjusted EBITDA / (loss) and Adjusted net loss. Please see the section “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable U.S. GAAP measures.

(2)	Results include consolidated financial results of: Nebius, the core AI infrastructure business; Avride, an autonomous vehicle platform, and TripleTen, an edtech service. In Q2 2025 following the completion of the investment transaction in Toloka, an AI development platform, Nebius ceased to hold majority voting power in Toloka and no longer include Toloka’s results in Nebius’ consolidated financial statements and reports its stake as equity method investment. The Toloka’s results for prior periods were reclassified to discontinued operations.

Operating expenses

In USD $ millions	Three months ended September 30			Nine months ended September 30
	2024	2025	Change	2024	2025	Change
Cost of revenues	9.9	42.9	333%	22.6	97.7	332%
as a percentage of revenues	31%	29%		40%	32%
Product development	31.4	44.9	43%	82.9	124.2	50%
as a percentage of revenues	98%	31%		147%	41%
Sales, general and administrative	47.9	89.5	87%	170.1	218.6	29%
as a percentage of revenues	149%	61%		302%	72%
Depreciation and amortization	23.5	99.0	321%	43.8	223.3	n/m
as a percentage of revenues	73%	68%		78%	74%
Total operating costs and expenses	112.7	276.3	145%	319.4	663.8	108%
as a percentage of revenues	351%	189%		567%	220%
Total share-based compensation expense	6.9	26.1	278%	14.0	58.3	316%
as a percentage of operating expenses	6%	9%		4%	9%

Selected consolidated cash flow data

In USD $ millions	Three months ended September 30			Nine months ended September 30
	2024	2025	Change	2024	2025	Change
Cash used in operating activities – continuing operations	(34.9)	(80.6)	131%	(196.8)	(432.4)	120%
Purchases of property, plant and equipment	(172.1)	(955.5)	455%	(390.0)	(2,010.0)	415%

Outstanding Shares

The total number of shares issued and outstanding as of September 30, 2025 was 251,807,222, including 218,158,548 Class A shares and 33,648,674 Class B shares, and excluding 110,233,722 Class A shares held in treasury.

Webcast information

Nebius Group’s management will hold an earnings webcast on November 11, 2025 at 8:00 AM (EDT) / 5:00 AM (PDT) / 2:00 PM (CET).

To register to participate in the conference call, or to listen to the live audio webcast, please visit Nebius’s Investor Relations website at group.nebius.com/investor-hub.

Сontacts

Investor Relations	Media Relations

askIR@nebius.com	media@nebius.com

About Nebius

Nebius is a technology company building full-stack infrastructure to service the high-growth global AI industry. Headquartered in Amsterdam and listed on Nasdaq, Nebius has a global footprint with R&D hubs across Europe, North America and Israel.

Nebius’s core business is an AI cloud platform built for intensive AI workloads. With proprietary cloud software architecture and hardware designed in-house, Nebius gives AI builders the compute, storage, managed services and tools they need to build, tune and run their models.

Nebius Group also has additional businesses that operate under their own distinctive brands:

•	Avride — one of the most experienced teams developing autonomous driving technology for self-driving cars and delivery robots.

•	TripleTen — a leading edtech player in the US and certain other markets, re-skilling people for careers in tech;

The Group also holds equity stakes in other businesses including ClickHouse and Toloka.

More information can be found at https://group.nebius.com.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. All statements contained or implied other than statements of historical facts, including, without limitation, statements regarding our business plans, market opportunities, capital expenditure requirements, financing requirements and projected financial performance, are forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, our ability to successfully compete in our sector; to implement our business plans; to continue to successfully capture customers; to continue to successfully obtain required supplies of hardware on acceptable terms; and to obtain further debt or equity financing that may be necessary to achieve our objectives on acceptable terms. Many of these risks and uncertainties depend on the actions of third parties and are largely outside of our control. We also continue to be subject to many of the risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (“SEC”) on April 30, 2025, which are available on our investor relations website at https://group.nebius.com and on the SEC website at www.sec.gov. All information in this document is as of the date hereof, and the Company undertakes no duty to update this information unless required by law.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this document, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely upon these statements.

Disclaimer

Links to third-party websites are provided for informational purposes only; Nebius is not responsible for the content contained on or accessible through the linked sites.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the financial information prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: Adjusted EBITDA/(loss) and Adjusted net income/(loss). The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

•	Adjusted EBITDA/(loss) means U.S. GAAP net income/(loss) from continuing operations plus (1) depreciation and amortization, (2) certain SBC expense, (3) interest expense, (4) income tax expense/(benefit), (5) one-off restructuring and other expenses, less (1) interest income, (2) other income/(loss), net, (3) income/(loss) from equity method investments and (4) gain from revaluation of investment in equity securities.

•	Adjusted net income/(loss) means U.S. GAAP net income/(loss) from continuing operations plus (1) certain SBC expense, (2) one-off restructuring and other expenses, (3) amortization of debt discount and issuance costs, net of interest expense capitalized less (1) foreign exchange gains and (2) gain from revaluation of investment in equity securities. Tax effects related to the listed adjustments are excluded from adjusted net income.

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision-making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some recurring costs, particularly certain share-based compensation. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain U.S. GAAP financial measures:

Net income/(loss) from discontinued operations

We present Adjusted EBITDA/(loss) and Adjusted net income / (loss) exсluding any effects of our discontinued operations.

Information on our discontinued operations is disclosed in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission (“SEC”) on April 30, 2025. In Q2 2025 following the completion of the investment transaction in Toloka, an AI development platform, Nebius ceased to hold majority voting power in Toloka and no longer include Toloka’s results in Nebius’ consolidated financial statements and reports its stake as equity method investment. The Toloka’s results for prior periods were reclassified to discontinued operations.

Certain SBC expense

SBC (Stock-Based Compensation) is a significant expense item and an important part of our compensation and incentive programs. As it is highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating performance. However, because we settled some RSU equity awards of our employees granted before 2022 in cash during 2024, a portion of stock-based compensation expense for 2024 was included in Adjusted EBITDA/(loss).

Foreign exchange gains/(losses)

The functional currency of Nebius Group N.V. is the United States Dollar, which is also the Group’s current reporting currency. Foreign exchange gain/(loss) dynamics reflect changes in the U.S. dollar value of monetary assets and liabilities that are denominated in other currencies, as well as changes in the functional currencies of foreign subsidiaries' monetary assets and liabilities that are denominated in currencies different from their respective local currencies. Because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present Adjusted EBITDA/(loss), adjusted net income/(loss) and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

One-off restructuring and other expenses

We believe that it is useful to present Adjusted net income/(loss), Adjusted EBITDA/(loss) and related margin measures excluding impacts not related to our operating activities. Adjusted net income/(loss) and Adjusted EBITDA/(loss) exclude certain expenses related to the restructuring and other similar one-off expenses.

Amortization of debt discount and issuance costs, net of interest expense capitalized

We also adjust net income/(loss) for interest expense representing amortization of the debt discount and issuance costs related to our convertible senior notes, net of interest expense capitalized into cost of our property, plant and equipment. Debt discount represents the accretion of the nominal amount of notes payable at maturity, unless the relevant notes have been earlier repurchased, redeemed or converted in accordance with their terms. We adjust net income/(loss) for the interest expense recognized from amortization of the debt discount and issuance costs due to the significantly different timing of payment in relation to the operating results.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use from the most directly comparable U.S. GAAP financial measure.

Nebius Group N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of U.S. dollars)

	As of
	December 31,	September 30,
	2024*	2025
ASSETS
Cash and cash equivalents	2,434.7	4,794.8
Accounts receivable	11.2	91.2
Prepaid expenses	22.2	29.1
Restricted cash	0.6	107.1
VAT reclaimable	6.2	133.4
Other current assets	37.0	61.4
Current assets of discontinued operations	21.4	—
Total current assets	2,533.3	5,217.0
Property and equipment	846.7	3,314.4
Intangible assets	4.9	18.0
Operating lease right-of-use assets	44.8	501.0
Equity method investments	6.4	21.7
Investments in non-marketable equity securities	90.7	835.1
Deferred tax assets	7.7	9.0
Other non-current assets	13.4	186.0
Non-current assets of discontinued operations	0.7	—
Total non-current assets	1,015.3	4,885.2
TOTAL ASSETS	3,548.6	10,102.2
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable, accrued and other liabilities	228.0	726.4
Debt, current	6.1	16.0
Income and non-income taxes payable	5.5	36.6
Deferred revenue	16.3	15.6
Current liabilities of discontinued operations	8.1	—
Total current liabilities	264.0	794.6
Operating lease liabilities	30.3	405.4
Debt, non-current	—	4,090.8
Other accrued liabilities	0.6	0.6
Total non-current liabilities	30.9	4,496.8
Total liabilities	294.9	5,291.4
Commitments and contingencies
Shareholders’ equity:
Ordinary shares	9.2	8.9
Treasury shares at cost	(1,968.1)	(1.717.9)
Additional paid-in capital	2,016.7	2,951.8
Accumulated other comprehensive loss	(22.1)	(1.3)
Retained earnings	3,218.0	3,569.3
Total shareholders’ equity	3,253.7	4,810.8
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,548.6	10,102.2

* Derived from audited consolidated financial statements and adjusted for the presentation of discontinued operations for Toloka

Nebius Group N.V.

Unaudited Condensed Consolidated Statements of Operations

(in millions of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2024*	2025	2024*	2025
Revenues	32.1	146.1	56.3	302.1
Operating costs and expenses:
Cost of revenues(1)	9.9	42.9	22.6	97.7
Product development(1)	31.4	44.9	82.9	124.2
Sales, general and administrative(1)	47.9	89.5	170.1	218.6
Depreciation and amortization	23.5	99.0	43.8	223.3
Total operating costs and expenses	112.7	276.3	319.4	663.8
Loss from operations	(80.6)	(130.2)	(263.1)	(361.7)
Interest income	28.6	6.2	41.7	18.3
Interest expense	—	(14.7)	—	(19.5)
Gain from revaluation of investment in equity securities	—	—	—	597.4
Gain / (Loss) from equity method investments	0.4	(7.5)	0.4	(13.7)
Other income/(loss), net	7.0	26.3	(9.0)	59.2
Net income / (loss) before income taxes	(44.6)	(119.9)	(230.0)	280.0
Income tax expense / (benefit)	(1.0)	(0.3)	(0.9)	1.4
Net income / (loss) from continuing operations	(43.6)	(119.6)	(229.1)	278.6
Net income / (loss) from discontinued operations	(50.6)	—	(279.1)	72.7
Net income / (loss)	(94.2)	(119.6)	(508.2)	351.3

*	Derived from audited consolidated financial statements and adjusted for the presentation of discontinued operations for Toloka

(1)	These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation, in the amount of:

Cost of revenues	—	0.1	—	0.4
Product development	1.6	3.0	6.4	12.6
Sales, general and administrative	5.3	23.0	7.6	45.3

Nebius Group N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2024*	2025	2024*	2025
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income / (loss) from continuing operations	(43.6)	(119.6)	(229.1)	278.6
Adjustments to reconcile net income / (loss) to net cash provided by operating activities:
Depreciation of property and equipment	23.0	98.2	42.6	219.4
Amortization of intangible assets	0.5	0.8	1.2	3.9
Operating lease right-of-use assets amortization and the lease liability accretion	1.8	13.0	5.2	29.3
Amortization of debt discount and issuance costs, net of interest expense capitalized	—	5.8	—	8.8
Share-based compensation expense	6.9	26.1	14.0	58.3
Deferred income tax expense / (benefit)	(3.5)	(0.2)	(2.3)	(0.6)
Foreign exchange (gains) / losses	(5.6)	(14.3)	8.3	(25.0)
Gain from revaluation of investment in equity securities	—	—	—	(597.4)
(Income) / loss from equity method investments	(0.4)	7.5	(0.4)	13.7
Provision for expected credit losses	(0.7)	0.8	—	1.8
Other	—	—	—	0.9
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable	(6.0)	(37.3)	(7.2)	(81.8)
Prepaid expenses	4.5	(0.7)	(4.7)	(5.9)
Accounts payable, accrued and other liabilities and non-income taxes payable	3.4	(4.4)	(11.1)	(54.4)
Deferred revenue	3.7	(3.8)	10.4	(0.7)
Other assets	(19.0)	(80.6)	(30.1)	(172.3)
VAT reclaimable	0.2	28.1	6.4	(109.0)
Net cash used in operating activities – continuing operations	(34.8)	(80.6)	(196.8)	(432.4)
Net cash provided by / (used in) operating activities – discontinued operations	(21.0)	—	517.0	(17.1)
Net cash provided by / (used in) operating activities	(55.8)	(80.6)	320.2	(449.5)
CASH FLOWS PROVIDED BY / (USED IN) INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(172.1)	(955.5)	(390.0)	(2,010.0)
Proceeds from divestment, net of cash of discontinued operations sold	—	—	1,283.2	—
Proceeds from the sale of the remaining equity interest in Divested businesses	184.2	—	184.2	—
Investments in non-marketable equity securities	—	—	—	(50.0)
Investment in Toloka, net of cash of discontinued operations sold	—	—	—	(42.7)
Proceeds from maturity of debt securities	—	—	10.0	—
Other investing activities	0.5	3.5	0.5	4.5
Net cash provided by / (used in) investing activities – continuing operations	12.6	(952.0)	1,087.9	(2,098.2)
Net cash used in investing activities – discontinued operations	—	—	(360.3)	(0.1)
Net cash provided by / (used in) investing activities	12.6	(952.0)	727.6	(2,098.3)
CASH FLOWS PROVIDED BY / (USED IN) FINANCING ACTIVITIES:
Proceeds from issuance of convertible notes	—	3,162.5	—	4,162.5
Convertible notes issuance costs	—	(89.3)	—	(89.3)
Proceeds from sale of equity securities	—	1,150.0	—	1,150.0
Treasury shares issuance costs	—	(23.8)	—	(23.8)
Withholding tax paid	—	—	—	(181.5)
Repayment of debt	(0.2)	(0.8)	(0.6)	(0.8)
Proceeds from exercise of share options / (Repurchase of equity classified awards)	(1.1)	2.0	(1.1)	2.0
Net cash provided by / (used in) financing activities – continuing operations	(1.3)	4,200.6	(1.7)	5,019.1
Net cash provided by financing activities – discontinued operations	—	—	168.7	—
Net cash provided by/(used in) financing activities	(1.3)	4,200.6	167.0	5,019.1
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents	7.3	1.8	(16.9)	2.0
Net change in cash and cash equivalents, and restricted cash and cash equivalents	(37.2)	3,169.8	1,197.9	2,473.3
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	2,326.3	1,753.8	1,091.2	2,450.3
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	2,289.1	4,923.6	2,289.1	4,923.6
Less cash and cash equivalents, and restricted cash and cash equivalents of discontinued operations, end of period	(10.4)	—	(10.4)	—
Cash and cash equivalents, and restricted cash and cash equivalents of continuing operations, end of period	2,278.7	4,923.6	2,278.7	4,923.6

Nebius Group N.V.

Unaudited Condensed Consolidated Statements of Cash Flows (continued)

(in millions of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2024*	2025	2024*	2025
RECONCILIATION OF CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH AND CASH EQUIVALENTS:
Cash and cash equivalents, beginning of period	2,325.4	1,679.3	1,076.1	2,449.6
Restricted cash and cash equivalents, beginning of period	0.9	74.5	15.1	0.7
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	2,326.3	1,753.8	1,091.2	2,450.3
Cash and cash equivalents, end of period	2,288.2	4,794.8	2,288.1	4,794.8
Restricted cash and cash equivalents, end of period	0.9	128.8	0.9	128.8
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	2,289.1	4,923.6	2,289.1	4,923.6
Cash and cash equivalents, end of period – continuing operations	2,277.8	4,794.8	2,277.8	4,794.8
Restricted cash and cash equivalents, end of period – continuing operations	0.9	128.8	0.9	128.8
Cash and cash equivalents, and restricted cash and cash equivalents, end of period- continuing operations	2,278.7	4,923.6	2,278.7	4,923.6

*	Derived from audited consolidated financial statements and adjusted for the presentation of discontinued operations for Toloka

Nebius Group N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

Reconciliation of Adjusted EBITDA / (loss) to U.S. GAAP Net Income / (loss)

In USD millions	Three months ended September 30,			Nine months ended September 30,
	2024	2025	Change	2024	2025	Change
Net income / (loss)	(94.2)	(119.6)	27%	(508.2)	351.3	-169%
Less: net (income) / loss from discontinued operations	50.6	—	-100%	279.1	(72.7)	-126%
Net income / (loss) from continuing operations	(43.6)	(119.6)	174%	(229.1)	278.6	-222%
Add: depreciation and amortization	23.5	99.0	321%	43.8	223.3	n/m
Add: certain SBC expense	4.4	26.1	n/m	6.5	58.3	n/m
Add: one-off restructuring and other expenses	6.8	(0.1)	-101%	50.4	0.3	-99%
Less: interest income	(28.6)	(6.2)	-78%	(41.7)	(18.3)	-56%
Add: interest expense	—	14.7	n/m	—	19.5	n/m
Less: (income) / loss from equity method investments	(0.4)	7.5	n/m	(0.4)	13.7	n/m
Less: gain from revaluation of investment in equity securities	—	—	n/m	—	(597.4)	n/m
Less: other income, net	(7.0)	(26.3)	276%	9.0	(59.2)	n/m
Add: income tax expense	(1.0)	(0.3)	-70%	(0.9)	1.4	n/m
Adjusted EBITDA/ (loss)	(45.9)	(5.2)	-89%	(162.4)	(79.9)	-51%

Reconciliation of Adjusted Net Income / (loss) to U.S. GAAP Net Income / (loss)

In USD millions	Three months ended September 30,			Nine months ended September 30,
	2024	2025	Change	2024	2025	Change
Net income / (loss)	(94.2)	(119.6)	27%	(508.2)	351.3	-169%
Less: net (income) / loss from discontinued operations	50.6	—	-100%	279.1	(72.7)	-126%
Net income / (loss) from continuing operations	(43.6)	(119.6)	174%	(229.1)	278.6	-222%
Add: certain SBC expense	4.4	26.1	n/m	6.5	58.3	n/m
Less: foreign exchange (gains) / losses	(5.7)	(14.3)	151%	8.2	(25.1)	n/m
Add: one-off restructuring and other expenses	6.8	(0.1)	-101%	50.4	0.3	-99%
Add: amortization of debt discount and issuance costs, net of interest expense capitalized	—	5.8	n/m	—	8.8	n/m
Less: gain from revaluation of investment in equity securities	—	—	n/m	—	(597.4)	n/m
Tax effect of adjustments	(1.6)	1.7	-206%	(5.5)	2.8	-151%
Adjusted net loss	(39.7)	(100.4)	153%	(169.5)	(273.7)	61%